SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL FACT RELEASE

GAFISA S.A. (BOVESPA: GFSA3; NYSE: GFA) (“Gafisa”) and CONSTRUTORA TENDA S.A. (BOVESPA: TEND3) (“Tenda”), to comply with the provisions of CVM Instructions No. 358/2002 and 319/1999 and to complement the information of the Material Fact Releases dated as of October 21st 2009 and October 22nd 2009, respectively, inform the following, to whom this may concern: With the purpose to consolidate the business of Gafisa and of Tenda (together referred to as the “Companies”), a proposal of merger by Gafisa of all outstanding shares issued by Tenda

(“Merger of Shares”) will be submitted to the shareholders of the Companies, as described below.

1. Reasons for the transaction and interest of the Companies in its accomplishment.

1.1. The management of each of the Companies believe that the Merger of Shares will be advantageous to the shareholders of both Companies, to the extent it is likely to result in the creation of a national leader in the civil construction sector that is likely to derive benefits arising from scale and an increase in operational, commercial and administrative efficiencies, and permit the reduction of redundant costs and operational scale gains, allowing for larger investments to be made and a higher sustainable growth rate.

1.2. Gafisa’s shares to be received by Tenda’s shareholders will be traded on the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. (“BM&FBovespa”) in the “Novo Mercado”, and Tenda’s shareholders should benefit from an increase in the trading liquidity of their shares.

2. Acts Preceding the Transaction.

2.1. On October 22nd 2009, the Board of Directors of Tenda established a transitory independent committee (the “Independent Committee”), to negotiate with the management of Gafisa, the conditions of the Merger of Shares and to submit its recommendations to the competent bodies of Tenda.

2.2. The Independent Committee and the management of Gafisa reached an agreement regarding the conditions for the Merger of Shares, especially in relation to the ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares.

2.3. The Boards of Directors of Gafisa and of Tenda - the Board of Directors of Tenda having followed the recommendation of the Independent Committee – approved the Merger of Shares on November 6th 2009, and have decided to propose the Merger of Shares to the shareholders of the Companies, pursuant to the terms agreed upon by the Independent Committee and the management of Gafisa, which are reflected in the Protocol and Justification of Merger of Shares Issued by Construtora Tenda S.A. into Gafisa S.A. (“Protocol and Justification”).

3. Ratio of substitution, number and type of shares to be assigned to Tenda’s shareholders and share rights

3.1. Tenda’s shareholders shall receive 0,205 common share issued by Gafisa for each common share issued by Tenda held by them. Said substitution ratio shall be proportionally adjusted in case of split, reverse stock split, bonus shares or any other event that may cause any change to the number of shares in which Tenda’s stock capital is divided, provided that there are no changes to Tenda’s net equity.

3.2. The ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares was independently negotiated between the Independent Committee and the management of Gafisa. In this regard, the management of Gafisa analyzed the recommendation of the Independent Committee and considered the studies presented by Gafisa’s financial advisor, Estáter Assessoria Financeira Ltda., in the course of the discussions with the Independent Committee, and agreed to establish an exchange ratio 2.5% higher than the maximum exchange ratio originally considered to be proper by the management of Gafisa, as set forth in the Material Fact Release of October 21, 2009. This analysis was carried out by the management of Gafisa based on additional studies prepared by Estáter Assessoria Financeira Ltda. Taking into consideration the arguments presented in the course of the negotiations with the Independent Committee, the management of Gafisa decided to propose to the shareholders the ratio of substitution determined at last and mentioned in item 3.1 above, since the management of Gafisa considered it to be equitable and proper.

3.3. The fraction resulting from delivery of Gafisa’s shares in replacement for Tenda’s shares held by each shareholder of Tenda that is not aggregated with fraction of other Tenda’s shareholders in order to have one share will be rounded downwards to the closest whole number, and the difference will be paid in cash by Gafisa within 30 business days from the receipt of the funds from the sale of the sum of such fractions at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

3.4. Gafisa’s common shares to be assigned to Tenda’s shareholders in substitution for their Tenda’s shares, will have the same rights assigned to the then outstanding Gafisa’s common shares, and all such shares will be entitled to all benefits, including dividends and capital remuneration, that may be declared by Gafisa.

3.5. Tenda does not hold any shares issued by Gafisa.

4. Criteria for the appraisal of Tenda’s shares, appraiser, treatment of equity changes and right of withdrawal.

4.1. Tenda’s shares will be merged into Gafisa at their net worth value on September 30th 2009 (the “Reference Date”).

4.2. The management of Gafisa, subject to further approval at the Extraordinary General Meeting of Gafisa that will examine the Protocol and Justification, appointed Apsis Consultoria Empresarial Ltda., enrolled with the CNPJ/MF under no. 27.281.922/0001 -70, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, Grupo 1.802, Centro (“APSIS”) to perform the appraisal of the shares issued by Tenda to be merged into Gafisa. As a result of its work, APSIS delivered to Gafisa an appraisal report.

4.3. The equity variations at Tenda between the Reference Date and the date on which the Merger of Shares is effected shall be supported solely by Tenda and reflected on Gafisa through the equity method of accounting (“método de equivalência patrimonial”).

4.4. According to section 264 of Law No. 6,404/76, APSIS was also appointed by Tenda’s management to prepare an appraisal report to evaluate the exchange ratio for delivery of Gafisa’s shares in replacement for Tenda’s shares based on net worth value on the Reference Date of both Gafisa and Tenda, at market price (“Market Price Shareholders’ Equity Report”). As set forth in the Market Price Shareholders’ Equity Report, the appraisal resulted in an exchange ratio less favorable than the one effectively proposed by the management of the Companies. For this reason, shareholders holding shares of Tenda will be entitled to the reimbursement of their shares, in case of exercise of the right of withdrawal, based on the net worth value of the share of Tenda on December 31st 2008, in the amount of R$2,65 per share, notwithstanding the right to request a special balance sheet.

4.5. As provided in sections 252, paragraph 2, and 137, paragraph 2, of Brazilian Law No. 6,404/76, the right of withdrawal will be guaranteed exclusively to Tenda’s shareholders who dissent from or refrain from voting on the resolution relating to the Merger of Shares or fail to attend the relevant Extraordinary General Shareholders’ Meeting and who specifically express their intention to exercise the right of withdrawal within 30 days from the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of Tenda that approves the Merger of Shares. The payment of the respective reimbursement will be subject to consummation of the transaction set forth herein, as provided in section 230 of Brazilian Law No. 6,404/76. Such payment will be made by Tenda on a date to be further informed. The reimbursement of the value of shares will only be ensured in relation to the shares demonstrably held by said shareholders on October 21st, 2009, date of the material fact release that disclosed the transaction set forth herein, pursuant to section 137 of Brazilian Law No. 6,404/76.

4.6. Gafisa’s shareholders who dissent or refrain from voting on the resolution relating to the Merger of Shares or fail to attend the relevant Extraordinary General Shareholders’ Meeting cannot withdraw from Gafisa upon reimbursement of the respective value of shares due to the fact that Gafisa’s shares meet the liquidity and dispersion criteria set forth in subparagraph II, section 137 of Brazilian Law No. 6,404/76.

4.7. APSIS represented that (i) there is no conflict or union of interest, whether actual or potential, with shareholders of Tenda or of Gafisa or with regard to the Merger of Shares; and (ii) shareholders or officers of Tenda or of Gafisa have not influenced, limited, made it difficult or performed any acts that compromised or may have compromised access to, use or knowledge of information, properties, documents or work methodology relevant to the quality of its conclusions.

5. Increase in the shareholders’ equity of Gafisa. Composition of the capital stock of Gafisa after the Merger of Shares.

5.1. The total issuance price of Gafisa’s shares on the capital increase arising out of the Merger of Shares will be the net worth value of all Tenda’s shares to be merged into Gafisa on the Reference Date, provided that a portion of such price may be allocated to the formation of a capital reserve, pursuant to item “a”, paragraph 1, of section 182 of Brazilian Law No. 6,404/76. Such shares will be subscribed by the officers of Tenda, on account of the shareholders thereof, according to the terms of section 252, paragraph 2, of Brazilian Law No. 6,404/76, and paid up upon the merger of the outstanding shares issued by Tenda into the net equity of Gafisa.

5.2. Gafisa’s net worth, as a result of the Merger of Shares, will be increased in R$448,548,933.70, upon the issuance of 32,884,592 new shares, and its capital will be divided into 166,517,910 common shares. Such number of shares may be adjusted due to the issuance of new shares by Tenda before the Merger of Shares, resulting in modification of its net equity. As a result of the transaction set forth herein, the totality of shares issued by Tenda will be owned by Gafisa and Tenda shall become a wholly-owned subsidiary thereof.

5.3. The wording of the head of Section 5 of the Bylaws of Gafisa will be amended in order to reflect the capital increase due to the issuance of new shares as a result of the approval of the Merger of Shares.

6. Transaction Acts.

6.1. Consummation of the Merger of Shares requires the following acts to be performed:

(a) Extraordinary General Shareholders’ Meeting of Tenda to approve the Protocol and Justification and the Merger of Shares, as well as to authorize the subscription by officers of Tenda of the shares to be issued by Gafisa; and

(b) Extraordinary General Shareholders’ Meeting of Gafisa to (i) approve the Protocol and Justification and authorize the increase of the capital stock to be subscribed and paid in by the officers of Tenda; (ii) confirm the appointment of APSIS; (iii) approve the appraisal report prepared by APSIS and the Merger of Shares; (iv) approve the assumption by Gafisa of non-exercised stock options granted by Tenda under its Stock Option Plans; and (v) authorize the management of Gafisa to execute all agreements and instruments, and further perform all other acts required to make the Merger of Shares effective.

6.2. Pursuant to the debenture indenture, Tenda will make efforts to obtain favorable pronouncement of its debenture holder on the matter.

7. Costs.

7.1. Each of the management of Gafisa and of Tenda estimate that the costs of the Merger of Shares shall be up to R$15,000,000.00 and R$5,000,000.00, respectively, including expenses with publications, auditors, appraisers, lawyers and other technical professionals to be hired to assist in the transaction.

8. Stock Option Plan.

8.1. The Extraordinary General Shareholders’ Meeting of Gafisa that will resolve on the Merger of Shares shall also resolve on the assumption, by Gafisa, of the non-exercised stock options granted under the Stock Option Plans of Tenda approved at the Extraordinary General Shareholders’ Meetings held on June 3rd, 2008 and on April 27, 2009.

9. Other Information Concerning the Transaction.

9.1. Estáter Assessoria Financeira Ltda. was hired to assist Gafisa in this transaction. The management of Gafisa also hired N M Rothschild & Sons to prepare an appraisal report of the companies involved in the transaction.

9.2. Banco Itaú BBA S.A. and Ulhôa Canto, Rezende e Guerra – Advogados were hired as financial and legal consultants, respectively, of the Independent Committee.

9.3. Tenda will be kept as a publicly-held corporation until further resolution by its controlling shareholder Gafisa. Tenda’s shares shall no longer be traded in the Novo Mercado of BM&FBOVESPA.

9.4. The Merger of Shares will not cause Gafisa to absorb any properties, rights, assets, obligations or responsibilities of Tenda, which shall keep its legal identity in full without succession.

10. Transaction Documents.

10.1. The Protocol and Justification and the audited financial statements of Tenda and of Gafisa prepared on the Reference Date, as well as other documents referred to in this Material Fact Release and in article 3rd of CVM Instruction No. 319/99, will be available at the headquarters of the Companies as of the date hereof, as well as on the websites of Brazilian Securities Exchange Commission (“CVM”) and of BM&FBOVESPA.

São Paulo, November 9, 2009

Alceu Duílio Calciolari	Paulo Roberto Cassoli Mazzali
Chief Financial and Investor Relations	Chief Financial and Investor Relations Officer
Officer of Gafisa S.A.	of Construtora Tenda S.A.

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gafisa’s filings with the Securities and Exchange Commission (SEC), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gafisa or Tenda stockholders to approve the merger, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gafisa’s most recent reports filed with the SEC. Tenda or Gafisa are under no obligation to and expressly disclaim any such obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters. Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the CVM through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the CVM (www.cvm.gov.br) and of the BM&FBOVESPA (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the CVM, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.